Exhibit 21.1

SUBSIDIARIES OF APPDYNAMICS, INC.

Name	Jurisdiction
AppDynamics International Holdings Ltd.	Bermuda
AppDynamics International Ltd.	United Kingdom
AppDynamics UK Ltd.	United Kingdom